Exhibit 99.d(2)

AMENDED AND RESTATED SCHEDULE A
TO THE INVESTMENT MANAGEMENT AGREEMENT
BETWEEN BROADMARK FUNDS AND BROADMARK ASSET MANAGEMENT LLC,
DATED DECEMBER 3, 2012

Intending to be legally bound, the undersigned hereby amend and restate Schedule A to the aforesaid Agreement to include the Broadmark Tactical Fund as of April 18, 2013:

Fund	Management Fee (stated at an annual rate of the Fund's average daily net assets)

Broadmark Tactical Plus Fund	1.15%

Broadmark Tactical Fund	1.10%

All signatures need not appear on the same copy of this Amended and Restated Schedule A.

BROADMARK FUNDS (on behalf of Broadmark Tactical Fund)	BROADMARK ASSET MANAGEMENT LLC
By: /s/ Christopher J. Guptill Name: Christopher J. Guptill Title: President	By: /s/ Christopher J. Guptill Name: Christopher J. Guptill Title: Chief Executive Officer